File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 11, 2006

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓  Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes                ✓  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

    Not applicable

Logitech International S.A.

Form 6-K

Reports of Transactions by Management

On the dates indicated below, Logitech International S.A. filed with the SWX Swiss Exchange, and the SWX Swiss Exchange made public, the following reports of transactions in its securities pursuant to the SWX Swiss Exchange’s rules on disclosure of management transactions:

November 30, 2006:

Issuer	Logitech International S.A.

Transaction date	November 28, 2006 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 50,000 securities amounting to CHF 1,241,858.82 (CHF 24.84/ security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock options

November 30, 2006:

Issuer	Logitech International S.A.

Transaction date	November 28, 2006 by an executive member of the board of directors / member of senior management

Type of transaction	Purchase of 69,563 securities amounting to CHF 1,798,147.97 (CHF 25.85/ security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Purchase of shares on exercise of employee options

November 30, 2006:

Issuer	Logitech International S.A.

Transaction date	November 28, 2006 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 96,437 securities amounting to CHF 2,487,425.60 (CHF 25.79/ security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock options

2

December 5, 2006:

Issuer	Logitech International S.A.

Transaction date	December 1, 2006 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 25,000 securities amounting to CHF 646,637.27 (CHF 25.87/ security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock options

December 6, 2006:

Issuer	Logitech International S.A.

Transaction date	December 4, 2006 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 25,000 securities amounting to CHF 676,363.49 (CHF 27.05/ security)

Type of security	Other

ISIN	cf. [see] remarks on the product

Remarks on the product	Stock options

December 11, 2006:

Issuer	Logitech International S.A.

Transaction date	December 7, 2006 by an executive member of the board of directors / member of senior management

Type of transaction	Sale of 69,563 securities amounting to CHF 2,535,808.00 (CHF 36.45/ security)

Type of security	Equity securities

ISIN	CH0025751329

Remarks on the product	Sale of shares previously purchased on exercise of employee options

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

By:	/s/ Catherine Valentine
Catherine Valentine
General Counsel, Vice President, Legal and Secretary

December 11, 2006

4